Exhibit 99.1

Fresenius Medical Care AG & Co. KGaA

Hof an der Saale

ISIN DE0005785802 // Securities Identification No. 578580 (ordinary shares)

ISIN DE0005785836 // Securities Identification No. 578583 (preference shares)

Notice

regarding the conversion of preference shares into ordinary shares and the admission of the ordinary shares resulting from the conversion of the preference shares to the Regulated Market

The ordinary General Meeting of Fresenius Medical Care AG & Co. KGaA, Hof an der Saale, of 16 May 2013 and the separate Meeting of Preference Shareholders of the same day has resolved, among other things, on the conversion of the non-voting preference shares (ISIN DE0005785836) into ordinary voting shares (ISIN DE0005785802) in a 1:1 ratio. The corresponding amendments to the Articles of the Company were registered with the commercial register at the Local Court in Hof an der Saale on 28 June 2013.

The registered share capital of Fresenius Medical Care AG & Co. KGaA currently amounts to EUR 307,549,688 and, following the conversion of all preference shares into ordinary shares, is currently divided into 307,549,688 no-par ordinary bearer shares with a calculated portion in the registered share capital of EUR 1.00 per share. Due to the 1:1 conversion ratio, the shareholders’ respective shareholding in the registered share capital of Fresenius Medical Care AG & Co. KGaA is not affected by the conversion of the preference shares into ordinary shares.

As a result of the conversion of the preference shares into ordinary shares, the listing of the preference shares will be discontinued. The listing of the preference shares of Fresenius Medical Care AG & Co. KGaA (ISIN DE0005785836) at the Frankfurt Stock Exchange has been terminated as of the end of the trading session of 28 June 2013. Since 1 July 2013, only ordinary shares of Fresenius Medical Care AG & Co. KGaA (ISIN DE0005785802) can be delivered via the stock exchange.

Stock exchange orders in preference shares existing as per 28 June 2013 that have not been executed by that date have expired as of the end of 28 June 2013. Executed stock exchange orders in preference shares that have not been fulfilled by the end of 28 June 2013 will be fulfilled by delivery of ordinary shares only.

On 28 June 2013, all ordinary shares resulting from the conversion of preference shares have been admitted to trading on the Regulated Market of the Frankfurt Stock Exchange with simultaneous admission to the section of the Regulated Market with additional subsequent admission obligations (Prime Standard). The listing of the existing ordinary shares is not affected by the conversion of the preference shares.

The custodian banks have effected the re-booking of securities account positions in preference shares of Fresenius Medical Care AG & Co. KGaA (ISIN DE0005785836) following the end of the trading session on 28 June 2013 in a 1:1 ratio and have booked one ordinary share (ISIN DE0005785802) into the shareholders’ securities accounts for each preference share (ISIN DE0005785836).

Acting as settlement agent is

COMMERZBANK Aktiengesellschaft, Frankfurt am Main.

Since according to the Articles of the Company there is no claim of the shareholders to share certificates with respect to their individual participation, new share certificates will not be issued; the registered share capital is fully vested by global share certificates deposited at Clearstream Banking AG. The preference shareholders will be co-owners in the collective holdings of the ordinary shares in Fresenius Medical Care AG & Co. KGaA as held by Clearstream Banking AG according to their interest in the company’s registered share capital and therefore do not need to take any further steps. The conversion of the securities account positions including the change of the class designation is free of charge for shareholders.

Hof an der Saale, July 2013	Fresenius Medical Care AG & Co. KGaA
The General Partner
Fresenius Medical Care Management AG
The Management Board